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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                Report of Foreign Private Issuer Pursuant to Rule
             13a-16 or 15d-16 of the Securities Exchange Act of 1934

                          For the month of August 2001

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X           Form 40-F
                                   -----                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                     No   X
                             -----                  -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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                                TABLE OF CONTENTS


1.   Other Events

     On July 31, 2001 in Singapore, the Company submitted the attached notice to the Singapore Exchange Securities Trading Limited relating to the sale of 60,000 ADS by the Company's President, CEO and Director, Mr Barry Waite. The attached notice is being filed as Exhibit 99.1 to this report on Form 6-K in connection with the Company's submission to the Singapore Exchange Securities Trading Limited.

     On July 31, 2001, in Singapore, the Company also issued a press release announcing a structured plan for the personal acquisition and limited sale of Company shares by Chartered's CEO. A copy of the press release dated July 31, 2001 is attached hereto as Exhibit 99.2 and is incorporated herein by reference


2.   Exhibits

     99.1 Notice of Changes in Director's Interests relating to 60,000 ADS.

     99.2 Press Release of the Company dated 31 July 2001.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: 1 August, 2001


                                CHARTERED SEMICONDUCTOR
                                MANUFACTURING LTD



                                By: /s/ Chia Song Hwee
                                    -------------------------------
                                Name:  Chia Song Hwee
                                Title: Senior Vice President, Chief
                                       Financial Officer and Chief
                                       Administrative Officer



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                                  EXHIBIT INDEX


99.1 Notice of Changes in Director's Interests relating to 60,000 ADS.

99.2 Press Release of the Company dated 31 July 2001.